January 23, 2007

Via U.S. Mail and Fax

Eric McPhee
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Quintek Technologies, Inc.
Form 10-KSB/A for the fiscal year ended June 30, 2004
Form 10-QSB for the quarterly period ended September 30, 2004
Form 10-QSB for the quarterly period ended December 31, 2004
Form 10-QSB for the quarterly period ended March 31, 2005
File No. 000-29719

We are in receipt of your comment letters dated April 14, 2006 to Quintek Technologies, Inc. (the “Company”). We have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

Form 10-KSB/A for the year ended June 30, 2004

Factoring Payable, page F-14

1.
We have reviewed your response to comment #1. You have indicated that no liability was recognized at June 30, 2004 for the 1,500,000 warrants payable to the factoring company, because the factoring company waived its right to receive the warrants, yet in your From 10-K for the year ended June 30, 2005, you indicate that those warrants were in fact issued. Given this, it does not appear that it would be appropriate to derecognize the liability for the warrants payable at June 30, 20004. Please restate your financial statements for the fiscal year ended June 30, 2004 to record the liability.

Quintek Technologies Inc. Response to Item #1:

The footnote disclosure relating to the Factoring Payable in the 10K for the year ended June 30, 2005 contained a typographical error, resulting in erroneous wording in the footnote which implied that the Company “had” issued 1,500,000 warrants instead of the Company “agreeing to” issue such warrants. Therefore, because the 1,500,000 were not issued and the factor waived their rights to receive said warrants, there was no liability recognized at June 30, 2004.

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Eric McPhee

Stockholders Equity, page F-16

2.
We have reviewed your response to comment #3. Please tell us why no beneficial conversion feature and related interest expense was recorded related to the loans payable to former employees, amounting to $211,756, as of June 20, 2004. It appears from your disclosure that these notes were due on demand as of June 30, 2004, and that the loans were convertible to common shares at below-market prices.

Quintek Technologies Inc. Response to Item #2:

The loans payable to former employees amounting to $211,756 did not have any conversion feature attached to them. The Company made a settlement with the shareholders whereby the shareholders agreed to convert their debt in exchange of common stock of the Company during the six months ended December 31, 2004.

Please direct any questions regarding the revised letter to the Company’s counsel Mr. Gregory Sichenzia, Esq. of Sichenzia Ross Friedman Ference LLP at 1065 Avenue of the Americas, New York, New York, telephone 212-930-9700, facsimile 212-930-9725.

Sincerely,

Quintek Technologies, Inc.

By:   /s/ Andrew Haag

Andrew Haag
Chief Financial Officer

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com